SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b)
            AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 9)1

                            Sharper Image Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   820013 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]       Rule 13d-1(b)

    [ ]       Rule 13d-1(c)

    [X]       Rule 13d-1(d)

---------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 820013 10 0                                    13G                                      Page 2 of 4 Pages
------------ ---------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                   Richard Thalheimer
                   ###-##-####
------------ ---------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (a) [ ]       (b) [ ]
------------ ---------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY
------------ ---------------------------------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States of America
--------------------------- ---------- -------------------------------------------------------------------------------
     NUMBER OF SHARES           5      SOLE VOTING POWER
  BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH              4,544,117 shares of Common Stock (includes options  exercisable within 60 days for 290,000 shares)
                            ---------- -------------------------------------------------------------------------------
                                6      SHARED VOTING POWER
                                       456,028  shares of Common Stock
                            ---------- -------------------------------------------------------------------------------
                                7      SOLE Dispositive Power
                                       4,544,117 shares of Common Stock (includes  options  exercisable  within 60 days for 290,000 shares)
                            ---------- -------------------------------------------------------------------------------
                                8      Shared Dispositive Power
                                       456,028 shares of Common Stock
------------ ---------------------------------------------------------------------------------------------------------
     9       Aggregate Amount Beneficially Owned by Each Reporting Person
             5,000,145 shares of Common Stock
------------ ---------------------------------------------------------------------------------------------------------
    10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*                       [ ]
------------ ---------------------------------------------------------------------------------------------------------
    11       Percent of Class Represented by Amount in Row 9
                                                                                                                41.6%
------------ ----------------------------------------------------------------------------------- ---------------------
    12       Type of Reporting Person*

                                                                                                                   IN
----------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 4 Pages

    Item 1(a)      Name of Issuer:

                   Sharper Image Corporation

    Item 1(b)      Address of Issuer's Principal Executive Offices:

                   650 Davis Street
                   San Francisco, CA  94111

    Item 2(a)      Name of Person Filing:

                   Richard Thalheimer

    Item 2(b)      Address of Principal Business Offices or, if none, Residence:

                   650 Davis Street
                   San Francisco, CA  94111

    Item 2(c)      Citizenship

                   United States of America

    Item 2(d)      Title of Class of Securities:

                   Common Stock

    Item 2(e)      CUSIP Number:

                   820013 10 0

    Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                   Not Applicable

     Item 4.       Ownership.

                    (a) Amount Beneficially Owned as of December 31, 1999:

                        5,000,145 Shares of Common Stock. Includes 3,682,169 shares owned by The Richard J. Thalheimer Revocable
                        Trust, of which Mr. Richard Thalheimer is trustee and sole beneficiary. Includes 203,665 shares owned by The Richard Thalheimer and Elyse Thalheimer Family Trust, of which Mr. Richard Thalheimer is a co-trustee and co-beneficiary. Includes 14,363 shares owned by the Richard and Elyse Thalheimer Irrevocable Trust, of which Mr. Richard Thalheimer is a co-beneficiary. Includes 318,430 shares owned by the Richard J. Thalheimer 1997 Grantor Annuity Trust, of which Mr. Richard Thalheimer is trustee and beneficiary. Includes 252,995 shares owned by the Richard J. Thalheimer 1997 Annuity Trust, of which Mr. Richard Thalheimer is trustee and beneficiary. Includes 523 shares owned by the Richard J. Thalheimer Irrovocable Trust, of which Mr. Richard Thalheimer is the trustee and beneficiary. Includes 238,000 shares owned by The Richard J. Thalheimer Children's Trust, of which Mr. Thalheimer's children are beneficiaries. Includes options exercisable within 60 days for 290,000 shares granted to Richard J. Thalheimer.

                                                                Page 4 of 4 Page

                    (b)   Percent of Class:      41.6%

                    (c)  Number of shares as to which such person has:

                            (i)    sole power to vote or to direct the vote:

                                   4,544,117 shares of Common Stock

                            (ii)   shared power to vote or to direct the vote:
                                   456,028

                           (iii) sole power to dispose or to direct the disposition of:

                                   4,544,117 shares of Common Stock

                            (iv) shared power to dispose or to direct the disposition of:

                                   456,028

     Item 5.       Ownership of Five Percent or Less of a Class.

                   Not Applicable

     Item 6.       Ownership  of More than  Five  Percent  on Behalf of  Another
                   Person.

                   Not Applicable

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                   Not Applicable

     Item 8.       Identification and Classification of Members of the Group.

                   Not Applicable

     Item 9.       Notice of Dissolution of Group.

                   Not Applicable

    Item 10.       Certification.

                   Not Applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

Date:      February 14, 2000

Signature:   /s/ Richard Thalheimer
            ---------------------------------------------
             Richard Thalheimer
             Chief Executive Officer and
             Chairman of the Board